                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934



                         DONNA KARAN INTERNATIONAL INC.
                         ------------------------------
                                (Name of Issuer)


                    COMMON STOCK, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  257826 10 7
                                 (CUSIP Number)

                           Frank R. Mori, President
                                  TAKIHYO INC.
                          205 West 39th St., 8th Floor
                           New York, New York  10018
                                 (212) 626-6300


                                with a copy to:

                              Leigh P. Ryan, Esq.
                       Paul, Hastings, Janofsky & Walker
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 318-6000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                  July 3, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                              Page 1 of 11 pages
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                                                              Page 2 of 11 pages

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                              Page 3 of 11 Pages



                                  SCHEDULE 13D


CUSIP No. 257826 10 7
- --------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Takihyo Inc.

- --------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) [_]
                                                  (b) [X]/1/


- --------------------------------------------------------------------------------
3)  SEC USE ONLY

- --------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

       OO

- --------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [_]

- --------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

- --------------------------------------------------------------------------------
7)  SOLE VOTING POWER

       3,183,881 shares of Common Stock

- --------------------------------------------------------------------------------



- ---------------
/1/ Notwithstanding the agreements described in Item 6, the Reporting Person disclaims membership in, and does not affirm the existence of, a group.
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                                                              Page 4 of 11 Pages


8)  SHARED VOTING POWER

       None

- --------------------------------------------------------------------------------

9)  SOLE DISPOSITIVE POWER

       3,183,881 shares of Common Stock

- --------------------------------------------------------------------------------
10)    SHARED DISPOSITIVE POWER

       None

- --------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,183,881 shares of Common Stock (See Item 5)


- --------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                  [X]/2/


- --------------------------------------------------------------------------------
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.8%

- --------------------------------------------------------------------------------
14)    TYPE OF REPORTING PERSON*

       CO

- --------------------------------------------------------------------------------

               *  SEE INSTRUCTIONS BEFORE FILLING OUT!

- ---------------
/2/ Excludes shares of Common Stock held by the Karan/Weiss Group (as defined herein) and by the members of the Takihyo Group (as defined herein) which are subject to the Stockholders' Agreement summarized in Item 6 and included as
Exhibit 10.10 hereto.
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                                                              Page 5 of 11 Pages


                                  Schedule 13D
                                  ------------


Item 1.  Security and Issuer.
         -------------------

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock") of Donna Karan International Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 550 Seventh Avenue, New York, New York 10018.


Item 2.  Identity and Background.
         -----------------------

     (a) - (f) This Statement is being filed by Takihyo Inc. (the "Reporting Person" or "Takihyo"), a Delaware corporation.

     The principal place of business, and the address of the principal office, of the Reporting Person is 205 West 39th St., New York, New York 10018 and its principal business is the production and distribution of clothing and accessories.

     The directors of Takihyo are Tomio Taki, Frank R. Mori and Lewis Braff, and the executive officers of Takihyo are Tomio Taki, Frank R. Mori, Lawrence
P. Stern and Beverly I. Katz. The address of such directors and officers is c/o Takihyo Inc., 205 West 39th St., New York, New York 10018.

     During the last five years, none of the Reporting Person or its directors and officers have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     In connection with the initial public offering of Common Stock by the Issuer, the Reporting Person entered into an Agreement and Plan of Contribution (the "Contribution Agreement") whereby the Reporting Person, on the closing date of the initial public offering, contributed to the Issuer all its partnership interests in
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                                                              Page 6 of 11 Pages

each of the DK Companies/3/ in exchange for 3,183,881 shares of Common Stock.


Item 4.   Purpose of Transaction.
          ----------------------

     The Reporting Person acquired shares of Common Stock pursuant to the Contribution Agreement in connection with the initial public offering of Common Stock by the Issuer. Subject to applicable securities laws, the terms of the Registration Rights Agreement which is summarized in Item 6 hereof and included as Exhibit 10.4 hereto, and certain ohter contractual restrictions, the Reporting Person may sell some or all the shares of Common Stock it owns, either in the open market or in private transactions. Certain changes in the composition of the Issuer's Board of Directors are expected in connection with the initial public offering. See summary description in Item 6 of Stockholders' Agreement, included as Exhibit 10.10 hereto.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) As of the close of business on July 3, 1996, the Reporting Person beneficially owned 3,183,881 shares of Common Stock of the Issuer, constituting 14.8% of the outstanding Common Stock of the Issuer (based upon the number of shares of Common Stock that were reported to be outstanding in the Issuer's prospectus dated June 27, 1996).

     As of the close of business on July 3, 1996, Tomio Taki and Frank R. Mori beneficially owned, and have the sole power to vote and dispose of, 1,061,293 and 875,567 Shares of Common Stock of the Issuer, respectively, constituting 4.9% and 4.1%, respectively, of the outstanding Common Stock of the Issuer (based upon the number of shares of Common Stock that were reported to be outstanding in the Issuer's prospectus dated June 27, 1996). Each of the other directors and officers of the Reporting Person beneficially own, and have the sole power to vote and dispose of, less than 1% of the outstanding Common Stock of the Issuer (based upon the number of shares of Common Stock that were reported to be outstanding in the Issuer's prospectus dated June 27, 1996).

     Each of the directors and officers of the Reporting Person (other than Beverly I. Katz) may be deemed to be the beneficial owner of the shares of Common Stock held by Takihyo, with respect to which such persons disclaim beneficial ownership.

     Notwithstanding the agreements described in Item 6, the Reporting Person disclaims membership in, and does not affirm the existence of, a group.




- ---------------
/3/ The DK Companies include New York general partnerships formed in 1984 by Donna Karan, Stephan Weiss, Tomio Taki, Frank R. Mori, the Reporting
     Person, and certain affiliates of Tomio Taki and Frank R. Mori to design, contract for the production of, and distribute the Donna Karan New York Collection for women, together with additional partnerships and corporations since established by Donna Karan, Stephan Weiss, Tomio Taki, Frank R. Mori, the Reporting Person and certain of their affiliates to engage in various aspects of the Issuer's business.
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                                                              Page 7 of 11 Pages

     (b) As of July 3, 1996, the Reporting Person has the sole power to vote and to dispose of the 3,183,881 shares of Common Stock currently held by it.

     (c) Except for the transactions described in this Statement, none of the Reporting Person or its directors and officers effected any transactions in shares of Common Stock.

     (d) To the best of knowledge of the Reporting Person and its officers and directors, except for Tomio Taki and Frank R. Mori, as stockholders of the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

     (e)  Not applicable.

Item 6.   Contracts Arrangements, Understandings or Relationships with Respect
          --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          (a)  Summary of Registration Rights Agreement (See Exhibit 10.4)

     The Reporting Person, Christopher Mori, Heather Mori, Frank R. Mori and Tomio Taki (the "Takihyo Group"), Donna Karan, Stephan Weiss, the Trust Under Trust Agreement for Donna Karan, the Trust Under Trust Agreement for Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan (the "KW Trusts"), Gabrielle Studio Inc. ("Gabrielle Studio", and, together with Donna Karan, Stephan Weiss and the KW Trusts, the "Karan/Weiss Group") and the Issuer entered into a Registration Rights Agreement. The Registration Rights Agreement grants to members of the Takihyo Group the right to demand on an aggregate of two occasions (the first of which shall not be earlier than six months after June 26, 1996 and the second of which shall not be earlier than 12 months after the effective date of the registration statement pertaining to any other offering of the Issuer's securities under the Securities Act) that the Issuer, at its expense, register all or a portion of the shares which they owned on July 3, 1996, subject to a minimum demand of 5% of the then outstanding shares of Common Stock. Upon receipt of a demand from a member of the Takihyo Group for the registration of the Issuer's shares, the Issuer (or its designee) shall have the option of purchasing the shares at the average of the closing market price during the 10 trading days before and the 10 trading days after the demand. The Registration Rights Agreement also grants to
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                                                              Page 8 of 11 Pages

the Karan/Weiss Group the right to request on one occasion (which cannot be earlier than the first anniversary of June 26, 1996) that the Company, at its expense, register all or a portion of the shares which the members of the Karan/Weiss Group own. In addition, the Takihyo Group and, in certain circumstances the Karan/Weiss Group, will have the right to join ("piggyback") in any registration statement filed by the Issuer with respect to an offering of any of its securities by it or on behalf of any of its securityholders.

     Pursuant to the Registration Rights Agreement, if the Takihyo Group makes a demand for the registration of any of the Issuer's shares at any time prior to the first anniversary of June 26, 1996, the Company may not include in such offering any of the Issuer's shares or any shares owned by any other securityholder of the Issuer if, in the good faith judgment of the managing underwriter of such offering, the inclusion of such shares would adversely affect the success of such offering or interfere with the successful marketing of, or require the exclusion of any portion of, the shares to be registered pursuant to the Takihyo Group's demand. If the Takihyo Group makes a demand for the registration of its shares on or after the first anniversary of June 26, 1996, the Company may elect to proceed with an offering of the Issuer's own shares. In such event, the demand of the Takihyo Group shall be deemed to be a request to exercise their "piggyback" rights and they, together with the members of the Karan/Weiss Group, will be permitted to register and sell such number of shares (to be apportioned between the Takihyo Group and the Karan/Weiss Group pursuant to certain agreed-upon allocations) as the underwriter of the Issuer's offering determines can be sold without adversely affecting the Issuer's offering. If the Issuer does not so elect, the members of the Karan/Weiss Group may elect to include certain of their shares in the Takihyo Group's offering, subject to certain limitations. If, more than one year after June 26, 1996, a member of the Karan/Weiss Group requests that the Company register shares owned by the Karan/Weiss Group, the Issuer may (but is not obligated to) elect to distribute its own shares to the public, in which event the members of the Karan/Weiss Group, together with the members of the Takihyo Group, may elect to include certain of their shares in the Issuer's offering, subject to certain limitations. If the Issuer does not so elect, the Issuer may (but is not obligated to) permit the members of the Karan/Weiss Group to proceed with an offering of certain of their shares, in which event the members of the Takihyo Group may elect to include certain of their

                                                              Page 9 of 11 Pages

shares in the offering of the Karan/Weiss Group, subject to certain limitations.

          (b)  Summary of Stockholders' Agreement (See Exhibit 10.10)

     The Stockholders' Agreement is among the Reporting Person, Christopher Mori, Heather Mori, Tomio Taki and Frank R. Mori (collectively, the "Takihyo Group"), Donna Karan, Stephan Weiss, Gabrielle Studio, Inc., the Trust Under Trust Agreement for Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan and the Trust Under Trust Agreement for the benefit of Donna Karan (collectively, the "Karan/Weiss Group") and the Issuer. The parties to the Stockholders' Agreement indicated their intention that the Issuer appoint two additional directors to the Board of Directors. The parties also agreed that the Takihyo Group has the right to designate two members of the Board of Directors of the Issuer until such time after July 3, 1996 as the Takihyo Group sells any shares owned by it, whether by a registration statement, in a private sale or otherwise (other than the distribution of any shares of Common Stock of any member of the Takihyo Group to a person who as of the date of the agreement is a shareholder of Takihyo). Thereafter, the Takihyo Group has the right to designate one member of the Board of Directors as long as the combined ownership of shares of Common Stock held by the Takihyo Group is not less than 10% of the then total outstanding Common Stock of the Issuer, except if either Tomio Taki or Frank R. Mori is eligible to serve and is serving as the designee of the Takihyo Group, then such person shall be entitled to continue to serve as a director as long as the combined ownership of shares of Common Stock held by the Takihyo Group is not less than 5% of the outstanding stock of the Issuer. The parties to the Stockholders' Agreement have further agreed that the Takihyo Group designees shall not be Messrs. Taki or Mori, or any other person affiliated with the Takihyo Group, as long as the Takihyo Group has an ownership interest in, or such person is an officer or director of, Anne Klein & Company or any other competitor of the Company. The members of the Board of Directors first designated by the Takihyo Group shall become directors concurrent with the appointment of the fifth member of the Board of Directors.

     The Karan/Weiss Group has the right to designate Karan and Weiss as members of the Board of Directors. The Karan/Weiss Group also has the right to designate one additional member of the Board of Directors as long as the
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                                                             Page 10 of 11 Pages

combined ownership of shares of Common Stock held by the Karan/Weiss Group is not less than 20% of the then total outstanding shares of Common Stock. The Karan/Weiss Group and the Takihyo Group agree to vote the shares of the Issuer owned by them for each other's designees (and, in the case of the Takihyo Group, for Ms. Karan and Mr. Weiss) as directors. At such time as the Karan/Weiss Group or the Takihyo Group lose their rights to designate a director, the Karan/Weiss Group or the Takihyo Group, as applicable, shall direct one or more of its designees, as applicable, to promptly submit his resignation from the Board of Directors.

     The foregoing summaries of certain provisions of the Registration Rights Agreement and the Stockholders' Agreement are not intended to be complete and are qualified in their entirety by reference to such agreements, which are annexed hereto as Exhibits 10.4 and 10.10 and which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 10.4      Registration Rights Agreement and Side Letter Related thereto

Exhibit 10.10     Stockholders' Agreement
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                                                             Page 11 of 11 Pages


                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 12, 1996


                                        TAKIHYO INC.


                                        By:  /s/ Frank R. Mori
                                             ---------------------
                                        Name:  Frank R. Mori
                                        Title: President